Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Creating a Premier Global Carrier

February 14, 2013

Important Information for Investors and Stockholders

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US

AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Introducing the New American Airlines

Creates a premier global carrier

Together, American and US Airways will be better equipped to compete and win against other global carriers

Enhances value for all financial stakeholders

Creates substantial synergies, generates greater financial strength and flexibility, and benefits from employee support, facilitating integration

Offers consumers more choices and better service

A more robust global network with the ability to connect more passengers to more places

Additional investments in products and services to improve travel experience

Improved loyalty benefits by expanding opportunities to earn and redeem miles

Highly competitive for global corporate accounts

Expects to maintain all existing hubs and service to all destinations

Significant benefits for employees

New precedent for labor/management partnership within airline industry

American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Merger provides a path to improved compensation and benefits

Creates greater career opportunities for employees over the long term

Merger Creates Significant Value

Ownership

All-stock transaction

Combined 2012 revenue of $38.7 billion

Ownership:

72% AMR stakeholders

28% LCC shareholders

Corporate Structure

Airline Name and Brand: American Airlines

Holding Co: American Airlines Group Inc.

Corporate Presence

Headquartered in Dallas-Fort Worth

Maintain a significant corporate and operational presence in Phoenix

Management and Board Structure

Tom Horton: Chairman

Doug Parker: CEO

Board comprised of 5 AMR creditor representatives, 3 current AMR directors,

4 US Airways representatives

Best of both executive teams

Global Network Carrier

2012 Consolidated Available Seat Miles

Source: Full Year 2012 Consolidated ASMs, as reported

Southwest and others also provide competition in the marketplace

Combination will create three similarly sized, competitive global network carriers

World-Class Global Network

Canada

9 Destinations

30 Routes

Europe / Middle East

§ 21 Destinations§ 52 Routes

Asia/Pacific

5 Destinations

8 Routes

Mexico

§ 20 Destinations§ 42 Routes

Central America

10 Destinations

22 Routes

Caribbean

32 Destinations

93 Routes

South America

21 Destinations

34 Routes

Diio 2013 published schedules as of January 25, 2013

Complementary Domestic Network

Domestic Network 218 Destinations 682 Routes

Diio 2013 published schedules as of January 25, 2013

# American and US Airways Bring Unique Destinations to Each Other's Customers

## Asia/Pacific

- Beijing, CN
- Seoul, KR
- Shanghai, CN
- Tokyo-Haneda, JP
- Tokyo-Narita, JP

## North America

- Abilene, TX
- Alexandria, LA
- Amarillo, TX
- Aspen, CO
- Beaumont/Pt. Arthur, TX
- Bloomington, IL
- Brownsville, TX
- Cedar Rapids, IA
- Champaign, IL
- College Station, TX
- Colorado Springs, CO
- Columbia, MO
- Columbus, GA
- Corpus Christi, TX
- Dubuque, IA
- Evansville, IN
- Fargo, ND
- Flint, MI
- Fort Smith, AR
- Fort Wayne, IN
- Garden City, KS
- Grand Island, NE
- Grand Rapids, MI
- Green Bay, WI
- Gunnison, CO
- Houston-Hobby, TX
- Jackson Hole, WY
- Shreveport, LA
- Sioux City, IA
- Sioux Falls, SD
- Joplin, MO
- Kalamazoo, MI
- Killeen, TX
- La Crosse, WI
- Lafayette, LA
- Lake Charles, LA
- Laredo, TX
- Lawton, OK
- Longview, TX
- Lubbock, TX
- Madison, WI
- Manhattan, KS
- Marquette, MI
- McAllen, TX
- Midland/Odessa, TX
- Moline, IL
- Monroe, LA
- Montrose, CO
- Oklahoma City, OK
- Peoria, IL
- Rapid City, SD
- Rochester, MN
- Roswell, NM
- San Angelo, TX
- Santa Fe, NM
- Springfield, IL
- Springfield, MO
- Steamboat Springs, CO
- Texarkana, AR
- Toledo, OH
- Traverse City, MI
- Tulsa, OK
- Tyler, TX
- Vail/Eagle, CO
- Waco, TX
- Waterloo, IA
- Watertown, NY
- Wausau, WI
- Wichita Falls, TX
- Wichita, KS
- Kitchener, ON
- Aguascalientes, MX
- Chihuahua, MX
- Leon/Guanajuato, MX
- Morelia, MX
- Monterrey, MX
- Puebla, MX
- Queretaro, MX
- San Luis Potosi, MX
- Torreon, MX
- Veracruz, MX
- Akron/Canton, OH
- Albany, NY
- Allentown, PA
- Asheville, NC
- Augusta, GA
- Bakersfield, CA
- Bangor, ME
- Binghamton, NY
- Boise, ID
- Burbank, CA
- Burlington, VT
- Daytona Beach, FL
- Elmira, NY
- Erie, PA
- Fayetteville, NC
- Flagstaff, AZ
- Florence, SC
- Greenville, NC
- Hilton Head Island, SC
- Huntington, WV
- Ithaca, NY
- Jacksonville, NC
- Long Beach, CA
- Long Island-Macarthur, NY
- Lynchburg, VA
- Manchester, NH
- Martha's Vineyard, MA
- Melbourne, FL
- Myrtle Beach, SC
- Nantucket, MA
- New Bern, NC
- New Haven, CT
- Newburgh, NY
- Newport News, VA
- Oakland, CA
- Portland, ME
- Providence, RI
- Roanoke, VA
- Salisbury, MD
- San Luis Obispo, CA
- Sarasota/Bradenton, FL
- Spokane, WA
- State College, PA
- Tri-Cities, TN
- Wilkes-Barre/Scranton, PA
- Williamsport, PA
- Wilmington, NC
- Yuma, AZ
- Edmonton, AB
- Halifax, NS
- Quebec, QX
- Hermosillo, MX
- Manzanillo, MX

## Europe / Middle East

- Amsterdam, NL
- Athens, GR
- Brussels, BE
- Glasgow, GB
- Lisbon, PT
- Munich, DE
- Shannon, IE
- Venice, IT
- Tel Aviv, IL
- Dusseldorf, DE
- Helsinki, FI
- Milan, IT

## Central America

- Guatemala City, GT
- Managua, NI
- Panama City, PA
- Roatan, HN
- San Pedro Sula, HN
- San Salvador, SV
- Tegucigalpa, HN

## South America

- Asuncion, PY
- Belo Horizonte, BR
- Bogota, CO
- Brasilia, BR
- Buenos Aires, AR
- Cali, CO
- Caracas, VE
- Guayaquil, EC
- La Paz, BO
- Lima, PE
- Manaus, BR
- Maracaibo, VE
- Medellin, CO
- Montevideo, UY
- Quito, EC
- Recife, BR
- Salvador, BR
- Santa Cruz, BO
- Santiago, CL

## Caribbean

- Curacao, CW
- Dominica, DM
- Fort De France, MQ
- George Town, BS
- Grenada, GD
- Kingston, JM
- La Romana, DO
- Marsh Harbour, BS
- North Eleuthera, BS
- Pointe A Pitre, GP
- Port Au Prince, HT
- Port Of Spain, TT
- Puerto Plata, DO
- Santiago, DO
- Tortola, VG

130 Cities served by American but not by US Airways

62 Cities served by US Airways but not by American

*Diio 2013 published schedules as of January 25, 2013*

American Airlines

9

US AIRWAYS

A Stronger oneworld®

oneworld is the preferred alliance for premium customers

A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace

Largest Worldwide Premium Destinations

International Premium Passengers Per Day Each Way

London Tokyo New York Hong Kong Singapore Paris Seoul Frankfurt 4,200

2,500

2,500

2,300

2,300

1,700

1,400

1,300

US to World ASM Share BEFORE Star 45%

oneworld

26%

SkyTeam 30%

AFTER

Star 36%

oneworld

34%

SkyTeam 30%

MIDT premium passenger bookings Diio 2013 published schedules as of January 25, 2013

Significant Benefits for Flyers

Increased comfort and connectivity

Continued investments in technology, products, and services

New aircraft to feature:

Advanced in-seat inflight entertainment systems

Inflight Wi-Fi connectivity

“Main Cabin Extra” seating

New transcontinental and international widebody aircraft will feature lie-flat, all-aisle access premium class seats

Creates the Industry’s Largest Loyalty Program

US Airways members join AAdvantage®, the first and best developed loyalty program in the world

Members to benefit from improved opportunities to earn and redeem miles across the combined network

Total Frequent Flyer Program Members

(millions)

90

74 71

30

101*

90

74

+

Source: Delta.com, United.com pulled on January 25, 2013

* Subject to overlap between current programs

Right Aircraft in the Right Place at the Right Time

+

Mainline Fleet

Narrowbody 487 314 801 Widebody 121 26 147 Total Mainline 608 340 948

Regional Fleet 281 282 563 Total 889 622 1,511

In-Service Aircraft at year-end 2012; includes aircraft operated by other airlines under capacity purchase agreements

The new American Airlines will have one of the most modern and efficient fleets in the industry

Significant Benefits for Employees

New precedent for labor/management partnership within airline industry

Labor agreements will help ensure a smooth integration

American’s pilot, flight attendant and ground employee unions and US Airways’ pilot union have agreed to terms for improved collective bargaining agreements, effective upon merger completion

US Airways’ flight attendant union has reached a tentative agreement, which includes support for the merger

American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Provides employees a path to improved compensation and benefits

Creates greater career opportunities for employees over the long term

Merger Has Strong Labor Support

“Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.”

- Jim Little, International President, Transport Workers Union (TWU), American Airlines

“We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.”

- Keith Wilson, President, Allied Pilots Association (APA), American Airlines

“This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.”

- Gary Hummel, President, US Airline Pilots Association (USAPA), US Airways

“It’s been a long, tough road but the result is well worth it. Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and bring American back to prominence.”

- Laura Glading, President, Association of Professional Flight Attendants (APFA), American Airlines

“Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.”

- Deborah Volpe and Roger Holmin, Presidents, Association of Flight Attendants (AFA-CWA), US Airways

Shareholders and Stakeholders Will Benefit from the Merger

Combination creates substantial synergies for all financial stakeholders

Synergies (millions) Network Revenue Synergies $900

Cost Synergies $550 Labor Harmonization ($400) Total Synergies in 2015 ~$1,050

One-time transition-related cash costs of ~$1.2B, spread over next three years

Integrate information technology platform

Standardize aircraft interiors, livery, airports and clubs

Achieve single operating certificate

Management severance and relocation, professional fees, etc.

Estimated Synergies

Synergy estimates are conservative relative to targets established in precedent transactions

Recent Airline Merger Synergies

As % of Pro Forma Revenue

$2.0B* $680M Cost Synergies Network Revenue 2.0% 3.2% Synergies $1.0B - $1.2B

0.9%

>$1.0B** 0.4% 4.3% 3.3% 3.0% 2.3%

*Delta/Northwest announced merger with $1.1B in synergies and revised upward to $2.0B after closing

** 2015 Synergies estimate

Roadmap to Completion

Key conditions

Stakeholder Approval of Plan of Reorganization and Court Confirmation by the U.S. Bankruptcy Court for the Southern District of New York

Regulatory approvals and customary closing conditions

Filed HSR

Approval by US Airways shareholders

No financing condition or consents or approvals required from labor unions

Target closing and emergence in the third quarter 2013

New American Airlines Offers Substantial Benefits for All Stakeholders

Shareholders and Stakeholders

Substantial synergies and significant upside potential drive superior value

Employees

New precedent for labor/management partnership within airline industry

American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Provides employees a path to improved compensation and benefits

Creates greater career opportunities for employees over long term

Customers

More choices, increased service and enhanced travel experience across a larger worldwide network

Unparalleled benefits through the world’s largest airline loyalty program

Improved opportunities to earn and redeem miles across the combined network

Communities

Results in no hub closures and enhances service and single-carrier access to a global network

Leading alternative for global corporate accounts